Salomon Brothers 2008 Worldwide Dollar Government Term Trust Inc.

Additional Shareholder Information (unaudited)

On November 7, 2000 the Annual Meeting of the Trust's Stockholders was held for the purpose of voting on the following matters:

1. The election of Daniel P. Cronin to serve until the year 2003; and

11:   2. The ratification of the selection of PricewaterhouseCoopers LLP as the
   Trust's independent accountants for the fiscal year ending July 31, 2001.

14:   The results of the vote on the Proposal 1 were as follows:

Shares Voted  % of Shares  Shares Voted    % of Shares
Name of Directors      for        Voted For      Against     Voted Against
Daniel P. Cronin       31,814,634      99.2%        262,977          0.8%

The results ofthe vote on the Proposal 2 were as follows:

            % of Shares    Votes    % of Shares
 Voted for  Votes Against    Against    Abstained   Abstained
  99.0%       121,502         0.4%      213,697       0.6%